UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-61668

GenOn Mid-Atlantic, LLC

(Exact name of registrant as specified in its charter)

804 Carnegie Center, Princeton, New Jersey 08540
Telephone: (609) 524-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.625% Exchange Pass Through Certificates, Series A

9.125% Exchange Pass Through Certificates, Series B

10.060% Exchange Pass Through Certificates, Series C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

8.625% Exchange Pass Through Certificates, Series A: 0

9.125% Exchange Pass Through Certificates, Series B: 0

10.060% Exchange Pass Through Certificates, Series C: 27

Pursuant to the requirements of the Securities Exchange Act of 1934, GenOn Mid-Atlantic, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GenOn Mid-Atlantic, LLC

Date:	May 1, 2018	By:	/s/ Scott E. Leonard
Name: Scott E. Leonard
Title: President and Chief Executive Officer